Exhibit 99.55

CONSENT OF WARDROP ENGINEERING LTD.

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Avalon Rare Metals Inc. with the United States Securities and Exchange Commission in connection with (1) the preliminary economic assessment entitled “Preliminary Economic Assessment on the Thor Lake Rare Metals Project, NT Wardrop Document No. 0551530201”, dated in 2006, (the “Thor Lake PEA”) and (2) the amended annual information form of the Corporation dated November 22, 2010, which includes reference to the undersigned in connection with information relating to the Thor Lake PEA and the properties described therein.

/s/ Mike McLaughlin
Wardrop Engineering Ltd.
By: Mike McLaughlin, P. Eng.
Title: Project Manager

Date: December 9, 2010